Exhibit 21.1

LIST OF SUBSIDIARIES

As of March 20, 2014, the following entities are subsidiaries of The ExOne Company

Name	Jurisdiction of Incorporation or Organization
Ex One KK	Japan

ExOne GmbH	Germany
MWT—Gesellschaft für Industrielle Mikrowellentechnik mbH	Germany

ExOne Americas LLC (formerly known as ProMetal RCT, LLC)	Delaware

ExOne Property GmbH (formerly known as ExOne Holding Deutschland GmbH)	Germany